END FUEL CORP.

18775 SW 27th Court

Miramar, FL 33029

Tel: (786) 487-9367

January 10, 2011

Jonathan Groff

Attorney - Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	End Fuel Corp. Registration Statement on Form S-1, as amended Filed October 19, 2010 File No. 333-170016

Dear Mr. Groff:

Pursuant to your comment letter dated January 3, 2011 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment and keyed our answers for your review.

Registration Statement on Form S-1

Description of Business, page 13

1)

We note your response to comment 4 from our letter dated December 22, 2010. It is not clear why Ms. Shnider’s career change delayed the purchase of the company’s assets from her for two years. Revise to clarify.

Answer: We have clarified as recommended as follows:

From inception (June 2, 2008) until December, 2009, Tammi Shnider’s intent to develop the children’s intellectual property became dormant as she was focused on raising her two (2) children and felt she would reactivate her original intent at a later date. In the first quarter of 2010, Tammi Shnider decided to refocus her career (from a stay-at-home mom to the legal profession).

Management’s Discussion and Analysis, page 16

Limited Operating History, Need for Additional Capital, page 18

2)

We note your response to comment 9 from our letter dated December 22, 2010 and your revised disclosure. While your current disclosure suggests that you will be able to fund the administrative costs of your offering, it does not quantify the capital needed over the next 12 months to operate your business. To the extent practicable, quantify your respective uses of cash and the total cash needed. Your discussion should include at minimum (i) expected payments to your independent consultant, (ii) marketing expenditures to be made, (iii) costs anticipated pursuant to contracts with independent distributors and (iv) the expense of ongoing compliance with the securities laws. Compare the total expected costs to the funding Mr. Fernandez may provide and the proceeds to be raised from the offering. To the extent that you anticipate a short-fall, describe management’s plan to raise additional capital.

Answer: We have added the following disclosure as recommended:

At December 31, 2010, End Fuel Corp. had sufficient funds to address the administrative costs of this offering as the sole officer and director has invested $5,000 to acquire 1,000,000 common shares and has loaned the Company approximately $3,500 (a total of $8,500).  Over the next twelve (12) months, it is anticipated the Company will require $7,500 to comply with security laws including accounting and legal fees. Our sole officer and director has informally agreed to fund these requirements ($7,500) from time to time, but there are no assurances that these funds will be available as required. Additionally, there are no anticipated fixed funding requirements for; (i) funds required pursuant to contracts with independent distributors and/or consultants; (ii) marketing expenditures and additional administrative costs as all these costs are dependent on the proceeds of this offering and third party investments and loans. If the Company is not successful in this offering and/or cannot raise additional funds from outside third party resources, there is a strong likelihood of failure.

Certain Relationships and Related Transaction, page 21

3)

We note your response to comment 1 from our letter dated December 22, 2010. Explain how the purchase price of $262,500 for the assets of the company was negotiated at “arms length.” We note that Mr. Fernandez negotiated the purchase of the assets from Mr. Shnider for the benefit of Ms. Shnider’s children.

Answer: We have added disclosures to better disclose the negotiation of purchase of assets as follows:

2

The purchase price of $262,500 was negotiated at arm’s length with our sole officer and director, Alfred Fernandez and the seller, Tammi Shnider, the majority owner of the children’s intellectual property. As a result of negotiated agreements, at closing, Tammi Shnider and seven (7) other individuals (including four (4) minor aged children) received 4,500,000 common shares of End Fuel Corp. representing $22,500 as consideration for the purchase of the children’s intellectual property. At August 31, 2010, the Company was indebted for this intellectual property of $240,000.

The Company issued, at closing, a total of 4,500,000 common shares of which 2,000,000 shares were held by minor aged children. Accordingly, our sole officer and director, Alfred Fernandez, negotiated voting rights for these said 2,000,000 shares in order that he may have majority vote and control of the Company.

Should the Commission or the staff, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Alfred Fernandez, President

Alfred Fernandez, President

End Fuel Corp.

cc: Larry Spirgel, Assistant Director